NEWS RELEASE

March 29, 2004

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES IMPROVEMENT IN THE TERMS OF THE AGUABLANCA DEBT FINANCING AND DRAWDOWN OF $30 MILLION

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) is pleased to announce that the previously disclosed debt facility for Aguablanca with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. (“Investec/Macquarie”) has been significantly improved and no longer requires Rio Narcea to hedge the nickel production for the first $30 million of drawdown (refer to the press release dated August 21, 2003). As a result, Rio Narcea has drawn down that portion of the loan in order to complete project construction. Rio Narcea is satisfied with the outcome of the negotiations as it allows the Company to maintain full leverage on nickel price increases.

Following a drawdown agreement signed on March 23, 2004 with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. to drawdown $5 million of the convertible debt and $25 million from the term loan facility, the Company proceeded to draw down these facilities on March 26, 2004. Due to the current enhanced economics of the project, the repayment schedule of the loan facility has been reduced to 4.5 years, with the last repayment scheduled in August 2008. The Company has entered into copper forwards for a total of 17,066 tonnes of copper with maturities until September 2008 at an average price of €1,853 per tonne (equivalent to $2,260 per tonne or $1.00 per pound). In addition, the Company has entered into U.S. dollar/Euro forwards for a total of $16.9 million until September 2008 at an exchange ratio of $1.22/€.

Additionally, the company initiated negotiations with certain Spanish parties resulting in an improvement in the project finances; the outcome of these negotiations is summarized below.

1.

The Ministry of Science and Technology awarded, by Resolution dated November 26, 2003, a non interest bearing loan amounting to €5,000,000 ($6,100,000) with a term of 15 years, with a five year grace period on the amortization of the principal (first repayment scheduled for December 15, 2008). This facility was drawn down in February 2004 to a restricted account. The reimbursement of that loan has now been secured by bank guarantees issued from two local Spanish saving banks. The loan amount is expected to be released in less than 30 days.

2.

The non reimbursable grant issued by the Ministry of Economy has been increased, per Resolution dated January 14, 2004, to €8,287,300 ($10,110,500) from the initial €6,707,400 ($8,183,000).

3.

The provincial government of Extremadura awarded a grant equivalent to an interest rate of 2.5% over the life of the Investec/Macquarie term loan. With respect to the amount of $25 million drawn down on the term facility, this non reimbursable subsidy represents approximately $1.7 million that will be collected on a quarterly basis in arrears.

The capital expenditures to construct the Aguablanca mine have been revised to approximately €70 million ($85 million) from €67 million ($81 million), including working capital and VAT during construction, as a result of advancing certain mining expenditures into pre-production phase and higher costs for the construction of the high tension power line. As of February 29, 2004, approximately €35 million of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from a combination of the abovementioned sources, the VAT loan granted by Barclays Bank and available cash resources.

Project construction is on schedule with completion expected in mid summer. Ramp up is expected to take a few months with full-scale production achievable shortly thereafter. To date, almost all of the plant equipment is on site, mills are currently being installed, and the mine contractor is advancing pre-stripping to expose the ore. Annual production from the open pit is expected to average 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM for a period of 10.5 years. The commencement of commercial production is expected to result in a substantial increase in cash flows for the Company. Please visit our website to see updated photos of the construction progress at Aguablanca.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In addition to developing the Aguablanca nickel project, the Company is producing gold at its 100%-owned El Valle and Carlés mines and commencing the initial permitting and preparatory work to undertake a bankable feasibility study of its recently acquired Salave gold project.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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